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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: . . . . . 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response. . . . . . . . 2.50

FORM 12b-25	SEC FILE NUMBER 001-09043

NOTIFICATION OF LATE FILING	CUSIP NUMBER 58404M101

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: September 30, 2017
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MedAmerica Properties Inc.
Full Name of Registrant

Former Name if Applicable

5200 Town Center Circle, Suite 550
Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33486
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MedAmerica Properties Inc. (the “Company”) was unable to file its quarterly Report on Form 10-Q for the quarter ended September 30, 2017 by the November 14 due date without unreasonable effort or expense because the Company’s independent accountants require additional time to complete their review of the filling. The Company’s prior independent accounting firm, Zachary Salum Auditors P.A., resigned effective November 3 for personal reasons. The Company engaged Marcum LLP to serve as its independent accounting firm effective November 8, but Marcum was unable to complete its review of the Form 10-Q by November 14. The Company intends to file its 10-Q on or prior to the fifth calendar day following the 14th.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Patricia K. Sheridan	561	617-8068
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MedAmerica Properties Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2017

	By:	/s/ Patricia K. Sheridan,
Patricia K. Sheridan, Chief Financial Officer

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